NO ACT

18
6-10-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14007600

DIVISION OF
CORPORATION FINANCE

Received SEC

AUG 06 2014

Washington, DC 20549

August 6, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 8-6-14

Sandra T. Lane
The Procter & Gamble Company
lane.st@pg.com

Re: The Procter & Gamble Company
Incoming letter received on June 10, 2014

Dear Ms. Lane:

This is in response to your letter received on June 10, 2014 concerning the shareholder proposal submitted to Procter & Gamble by the NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated July 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

August 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter received on June 10, 2014

The proposal requests that the board annually report to shareholders a congruency analysis between the company's corporate values and the company's and the P&G Good Government Fund's political and electioneering contributions.

We are unable to concur in your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Procter & Gamble's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Procter & Gamble may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

July 14, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to The Procter & Gamble Company –
Annual Report Analyzing Congruency of Political Contributions
Submitted by NorthStar Asset Management Funded Pension Plan

Ladies and Gentlemen:

NorthStar Asset Management Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of The Procter & Gamble Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter received June 17, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(7).

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Sandra T. Lane, The Procter & Gamble Company.

SUMMARY

The proposal asks the Company to issue an annual report analyzing any incongruencies between political contributions by the Company and its PAC and the Company's values. This proposal arose after the Proponent observed apparent incongruities in P&G political spending against core company values. As the proposal states, the proponent observed that "a surprising 50% of contributions made by the P&G Good Government Fund in 2013 and 2014 went to politicians working against P&G's interests."

The proposal includes two examples of areas in which contributions appear to be particularly incongruent with the company's stated values -- issues of clean energy and nondiscrimination based on sexual orientation, gender identity, and expression.

In its resolve clause and supporting statement, the proposal states:

> **Resolved:** Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that the management develop coherent criteria for *determining* congruency, such as identifying some legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

The Company asserts that the Proposal impermissibly attempts to influence company lobbying positions. The Company cites prior Staff decisions such as *Johnson & Johnson* (February 10, 2014) in which the Staff allowed the exclusion of shareholder proposals where the proposal focused on a single legislative issue that related closely to the ordinary business of the company. In contrast, the form of the current proposal recognizes that the Company and its political action committee may support politicians that take diverse positions on legislation. The Proposal seeks a systematic approach to ensuring congruency by requesting that the company engage in analysis and reporting. The diverse legislative examples cited in the proposal are appropriate illustrations of the problem sought to be addressed by a congruency analysis, and cannot reasonably be construed as seeking to compel a specific legislative position of the company on matters of ordinary business.

ANALYSIS

The congruency analysis requested by the Proposal does not require the Company to take specific lobbying positions.

The core argument of the Company's no action request is that the Proposal attempts to direct the Company's lobbying positions on specific legislation. However, the Proposal does not attempt to address what legislation the company should or should not support, but only to ensure that the Company has in place a policy for analysis of congruency.

In *Western Union (*March 14, 2013*)* facing a nearly identical proposal, that company argued in its no action request that the congruency proposal was impermissibly vague and indefinite because congruency analysis would likely encompass many politicians whose legislative voting records would be congruent with the company's values on some issues and misaligned with the company on other issues. The staff rejected that view, after argument by the proponent that the proposal was reasonably clear about addressing congruency of a range of issues.

In the present instance, as stated in the resolved clause, the proposal seeks analysis of congruency of political contributions against the Company's Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision.

Because the Company and its PAC may support various legislators, who in turn face a wide array of legislative support questions, the form of proposal presented by the proponent recognizes that many politicians receiving donations may support various pieces of legislation inconsistent with company values. That is why the main vehicle of this resolution is a congruency analysis -- an explanation of where legislators seem to digress in major subject areas -- rather than a more directive approach that would prohibit contributions to such legislators, or a proposal which attempts to dictate whether specific pieces of legislation should be supported or opposed by the Company.

The Proposal does not implicitly direct the Company's lobbying position.

Perhaps the most important precedent to distinguish is the recent staff decision addressing a proposal by the same proponent in Johnson & Johnson (February 10, 2014). That proposal focused in its whereas clauses on a single issue of direct relevance to the company's ordinary business, the Affordable Care Act, because the company is a "healthcare industry stakeholder." The particular legislation involved and cited in the proposal related exclusively to the Affordable Care Act, and specifically discussed the profits to Johnson & Johnson and the healthcare sector of $10 to $35 billion in additional profits. As such, the proposal could be understood, as the Staff found that it was, as directed toward "specific political contributions that relate to the operation of Johnson & Johnson's business, and not to Johnson & Johnson's general political activities."

The focus of the excluded proposals cited by the Company included supporting statements focusing singularly on lobbying activities clearly related to the companies' ordinary business matters. Johnson & Johnson related to affordable care, Bristol-Myers Squibb Company (February 17, 2009) related to Medicare part D prescription drug programs, and General Electric Company (January 29, 1997) related to prohibiting payment of company funds to oppose citizen ballot initiatives except for those targeting GE products.

In contrast to these examples cited by the company where the companies in question were a substantial stakeholder in the legislation mentioned, the current proposal provides examples of legislation which is of general interest for purposes of evaluating congruency, and as general public policy issues, but not legislation of which the company is a core stakeholder. Instead, the issues raised--sexual and gender discrimination, and greenhouse gas emissions--are part of the general policy environment of the Company.[1]

Since the Staff has previously determined that proposals addressing the congruency of political contributions are not excludable as a matter of ordinary business in *The Home Depot* (March 25, 2011), it stands to reason that a proponent should be able to mention examples of the types of incongruities of concern, as long as the proponent is not attempting to direct company lobbying positions, or to dictate to whom donations may be given. The current proposal does not cross

[1] The related issues addressed by those subject areas are also well known to be significant policy issues and of themselves, and proposals addressing those general subject areas are not considered excludable ordinary business.

either of those lines, but only asks for analysis and explanation of any incongruities.

As significantly, the current proposal does not focus on a single legislative initiative in a manner that would imply specific disapproval of the Company's lobbying or legislative positions, but only that congruency of donations is worthy of the evaluation.

In the present instance, the proposal in its whereas and resolved clause touches upon two specific issue areas, environmental issues and discrimination on the basis of gender, sexual orientation, gender identity and gender expression. In each instance, the whereas clauses identify examples where the P&G GGF supported politicians despite their inconsistent voting records on pieces of legislation that seemed to contradict the company's own policy positions.

The proposal does not seek to alter the company's lobbying positions, but only to ensure congruency between the company's stated policies and values and its political and electioneering contribution decisions.

Therefore, we urge the Staff to find that this proposal is not excludable pursuant to Rule 14a-8(i)(7), and urge the Staff to inform the Company that the SEC proxy rules require denial of the no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management Funded Pension Plan
Sandra T. Lane, The Procter & Gamble Company

Exhibit A
Text of the Proposal

Alignment between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder scrutiny;

Proponents believe Procter & Gamble (P&G) should establish policies that minimize risk to the firm's reputation and brand;

P&G's company Political Involvement policy states that, "[s]upport of candidates is guided by our Purpose, Values and Principles," however research by the Proponent uncovered political contributions that may undermine P&G's Purpose, Values, and Principles;

In the recent 2013-2014 election cycle, a surprising 50% of P&G GGF political contributions went to politicians working against P&G's interests;

P&G publicizes its company goals of "long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction," yet in 2013-2014, the Proponent found that out of contributions to candidates, the P&G Good Government Fund (P&G GGF) designated 39% of its contributions to those voting to deregulate greenhouse gasses and/or against the *American Clean Energy and Security Act of 2009*;

P&G has a firm nondiscrimination policy stating that "we do not discriminate against individuals on the basis of . . . sexual orientation, gender identity and expression," yet in 2013-2014, the Proponent found that P&G GGF designated almost 40% of its contributions to candidates voting *against* the repeal of Don't Ask/Don't Tell, *against* hate crimes legislation, and/or *for* the Marriage Protection Amendment which would eliminate equal marriage rights nationally;

Lack of accountability and governance puts the corporation and shareholder value at risk for litigation and boycott should it become publically known that the corporation violated its own values.

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that the management develop coherent criteria for *determining* congruency, such as identifying some legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

P&G

Sandra T. Lane
Associate General Counsel
Associate Director
Legal Division

The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202
(513) 983-9478 phone
lane.st@pg.com
www.pg.com

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: *The Procter & Gamble Company – Omission of Proposal Submitted by NorthStar Asset Management, Inc. Funded Pension Plan*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company received a shareholder proposal dated April 23, 2014 (the "Proposal") from NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") for inclusion in the proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). The proposal and related correspondence with the Proponent are attached as Exhibit A. By this letter the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2014 Proxy Materials because it deals with matters relating to our ordinary business operations.

In accordance with Rule 14a-8(j), we have: (1) filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file our definitive 2014 Proxy Materials with the Commission; and (2) concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal states:

"**Resolved:** Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and Company and P&G Good Government Fund political and electioneering contributions, including a list of any such contributions during the prior year which raise an issue of misalignment with corporate values, and stating the justifications for such exceptions."

The Proposal is preceded by a preamble that emphasizes expenditures by the Company's political action committee, the P&G Good Government Fund ("GGF"), in support of politicians who make specific legislative choices in casting their votes. It singles out those who (1) voted to deregulate greenhouse gasses (H.R. 910) and voted against the American Clean Energy and Security Act of 2009 (H.R. 2454) and (2) voted against the repeal of Don't Ask/Don't Tell and the Marriage Protection Amendment Act.

II. <u>The Proposal May Be Excluded Under 14a-8(i)(7) Because It Relates to Ordinary Business Matters</u>

A. Background

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the ordinary business exclusion rests on two central considerations. Exchange Act Release No. 40018 (May 21, 1998) (the "*1998 Release*"). The first consideration relates to the subject matter of the proposal. Certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *1998 Release*. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders as a group would not be in a position to make an informed judgment. *1998 Release.*

Because a company's political activities and contributions relating to specific issues are fundamental to the day-to-day running of the business and involve complex decisions that cannot be micro-managed by shareholders, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals directed at such activities. For example, in *Johnson & Johnson* (Feb. 10, 2014) ("*Johnson & Johnson 2014*"), the Staff concurred in the exclusion of a shareholder proposal requesting that the board create and implement a policy for political contributions using consistent incorporation of corporate values and report to shareholders any contributions that may appear incongruent with such values. The Staff noted that the "proposal and supporting statement, when read together, focus primarily on Johnson & Johnson's specific political contributions that relate to operation of Johnson & Johnson's business and not on Johnson & Johnsons's general political activities." *See also Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (Feb. 17, 2009) (concurring in the exclusion of a shareholder proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, because the proposal "relates to [the company's] ordinary business operations"); *General Electric Co. (Flowers)* (Jan. 29, 1997) (concurring in the exclusion of a shareholder proposal requiring the board of directors to prohibit payment of company funds to oppose citizen ballot initiatives, except for initiatives specifically targeting GE products, other than nuclear reactors, and initiatives which are demonstrably designed to give a competitive advantage to another company, because it focused on "lobbying activities which relate to the [c]ompany's products.")

Staff precedent also makes clear that shareholder proposals regarding a company's contributions to specific types of organizations that engage in political or public policy issues are excludable under Rule 14a-8(i)(7). For example, in *Minnesota Mining and Manufacturing Co.* (Jan. 3, 1996), the Staff concurred with the exclusion of a proposal requiring a company to "make charitable/political contributions to organizations/campaigns defending unborn persons' rights" because it dealt with ordinary business operations by focusing on "contributions to specific types of organizations." *See also PG&E Corp.* (Feb. 23, 2011) (concurring in the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations); *BellSouth Corp.* (Jan. 17, 2006) (concurring in the exclusion of a proposal requesting that the board make no indirect or indirect contributions from the company to any legal fund used in defending any politician).

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement together. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). The Staff has permitted the exclusion of facially neutral proposed resolutions where the preamble and supporting statements indicate that the proposal would serve as a shareholder referendum on expenditures regarding specific political or policy issues related to the company's ordinary business. For example, in *Bristol-Myers Squibb Co.* (Jan. 29, 2013) ("*Bristol-Myers Squibb Co. 2013*"), the Staff concurred with the exclusion of a facially neutral proposal requesting disclosures on lobbying activities where the statements surrounding the proposal focused almost wholly on the Patient Protection and Affordable Care Act. Similarly, in *PepsiCo, Inc.* (Mar. 3, 2011) ("*PepsiCo. 2011*"), the proposal requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The supporting statement, however, focused extensively on the company's support of cap and trade climate legislation. The Staff wrote that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of

PepsiCo's business and not on PepsiCo's general political activities." *See also Johnson & Johnson* (Feb. 12, 2007) (concurring with the exclusion of a proposal requesting that the company list on its website all charitable contributions, where the proposal's "Whereas" and supporting statements contained references to Planned Parenthood and other "charitable groups involved in abortion"); *Wells Fargo & Co.* (Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company list on its website all charitable contributions, where the proposal's "Whereas" statements contained references to organizations the proponent viewed as supporting abortion and homosexuality).

In contrast, proposals relating to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (Aug. 18, 2010) (proposal requesting a policy prohibiting use of corporate funds for any political election or campaign purposes was not excludable because it focused primarily on the company's general political activities); *General Electric Co. (Barnet et al.)* (Feb. 22, 2000) (proposal asking the company to summarize its campaign finance contributions was not related to ordinary business operations); *American Telephone and Telegraph Co.* (Jan. 11, 1984) (proposal that the company publish a statement summarizing its political contributions was not excludable because it involved general political activities and not specific activities that relate directly to the company's ordinary business operations).

B. The Proposal Focuses on Specific Political and Legislative Issues, Not on General Political Activities

Like the excluded proposals in *Johnson & Johnson 2014, Bristol-Myers Squibb Co. 2013*, and *PepsiCo. 2011*, when the Proposal's resolution is read together with the supporting materials, it clearly is focused on the Company's political expenditures related to specific political issues that can impact the Company's business operations. The preamble focuses first on expenditures related to environmental regulations: "P&G publicizes its company goals of 'long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction,' yet in 2013-2014, the Proponent found out that out of contributions to candidates, the P&G Good Government Fund (P&G GGF) designated 39% of its contributions to those voting to deregulate greenhouse gases and/or against the *American Clean Energy and Security Act of 2009.*"

The proposal also addresses the specific political issue of various types of discrimination based on sexual orientation and/or gender identity: "P&G has a firm nondiscrimination policy stating that 'we do not discriminate against individuals on the basis of . . . sexual orientation, gender identity and expression," yet in 2013-2014, the Proponent found that P&G GGF designated almost 40% of its contributions to candidates voting *against* the repeal of Don't Ask/Don't Tell, *against* hate crimes legislation, and/or *for* the Marriage Protection Amendment which would eliminate equal marriage rights nationally" (Emphasis in original). The Proposal is thus not aimed at disclosure of general political activities, but targets the Company's specific political contributions related to environmental regulations and sexual orientation discrimination.

We are aware that in some instances, the Staff did not concur with the exclusion of certain proposals requesting disclosure of all charitable or political contributions. *See, e.g., PepsiCo, Inc.* (Mar. 2, 2009); *Ford Motor Co.* (Feb. 28, 2008); *General Electric Co.* (Jan. 11, 2008). In those instances, however, the proposal materials, when read together, contained only brief references to specific organizations as examples of organizations that might be of interest if disclosed to shareholders. The Proposal's preamble is largely dedicated to political expenditures on environmental and sexual orientation discrimination legislation, making it clear that the Proposal is intended to address the Company's political contributions to politicians who support or oppose these specific matters.

C. The Subject Matter of the Proposal Involves the Company's Ordinary Business Matters

P&G participates in the political process to help shape public policy legislation that helps us fulfill our corporate purpose: delivering products to improve the lives of the world's consumers. The Proposal focuses on contributions made by P&G's political action committee, the GGF. The GGF allows eligible employees who want to support candidates advocating for issues important to the Company's business and quality of life in the communities in which they live and work to voluntarily contribute funds to do so.

Support of candidates by the GGF is guided by the Company's Purpose, Values and Principles and is generally based on any or all of the following criteria: support of P&G business issues with key votes identified on our website; sustained constituent relationships with P&G facilities or employees; and positions in leadership or on Committees of particular importance to the Company.

Consistent with our Company's Values and Principles, the P&G GGF shows respect for all individuals and values differences of opinion. With diverse and divergent views that are the heart of our political process, individual candidates and elected officials may be supportive of P&G positions on some issues, and opposed on others. That is why a holistic and data-driven approach is necessary to examine the implications a contribution may have on the business.

Decisions regarding which individual candidates to support with GGF funds and on which criteria to make these determinations require a detailed understanding of the Company's business, strategies and operations, as well the industries and markets in which the Company operates. The environmental regulations and legislative initiatives on sexual orientation discrimination identified in the Proposal are precisely the type of complex issues that represent public policy areas with highly engaged stakeholders on both sides of these issues and require this deep understanding.

The Company provides substantial disclosure on our website regarding our political activities, including a Statement of Political Involvement, an annual Sustainability Report detailing our environmental commitments, general public policy goals, and corporate policies and positions on significant public policy issues that could impact the Company's operations. We also provide full disclosure of the ballot initiatives supported with corporate funds and the contributions made to individual candidates through the GGF.[1]

The report requested by the Proponent goes beyond disclosure of general political activity and seeks to "micro-manage" these complicated decisions through shareholder oversight of an area of ordinary business operations that is most appropriately handled by the Company. Therefore, the Proposal implicates the Company's ordinary business operations, and it may be excluded under Rule 14a-8(i)(7).

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from our 2014 Proxy Materials.

Should you have any questions regarding this matter or require additional information, please let me know. Thank you for your attention to this matter.

Sincerely,

Sandra T. Lane

cc: Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc.
Funded Pension Plan
43 Saint John St., Floor 2
Boston, Massachusetts 02130
E-mail: jgoodridge@northstarasset.com

[1] *See* www.pg.com/en_US/company/global_structure_operations/governance/governance_political.shtml.

Exhibit A

The Proposal and Related Correspondence

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

May 8, 2014

Sandra T. Lane
Associate Director and Associate General Counsel
Legal Division
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Ms. Lane:

This letter is in regards to our shareholder proposal filed on April 23, 2014. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in P&G for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari C. Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

P&G

Sandra T. Lane
Associate Director
and Associate General Counsel
Legal Division

The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315
(513) 983-9478 phone
(513) 983-2611 fax
lane.st@pg.com

May 6, 2014

Via Fascimile and Federal Express
Julie N.W. Goodridge, President
NorthStar Asset Management, Inc.
43 Saint John St.
2nd Floor
Boston, MA 02130

Dear Ms. Goodridge:

We received your letter dated April 23, 2014 with the shareholder proposal that you submitted on behalf of the NorthStar Asset Management Funded Pension Plan ("NorthStar") for consideration at The Procter & Gamble Company (the "Company") 2014 Annual Meeting of Stockholders. Your letter was received by the Company, via fax, on April 23, 2014.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. Rule 14a-8(b) provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. According to our records, NorthStar is not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). A copy of Rule 14a-8 is included for your convenience.

To remedy this defect, NorthStar must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the record holder of NorthStar's shares verifying that, as of the date the Proposal was submitted, Northstar continuously held the requisite number of Company shares for at least one year; or

(2) if NorthStar has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on

which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that NorthStar has continuously held the requisite number of Company shares for the one-year period.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must send us a revised submission that corrects the deficiency cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised submission on a timely basis that complies with the aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Sandra T. Lane

Enclosure

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of May 2, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Wealth Management
35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
direct 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

April 29, 2014

Deborah P. Majoras
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Ms. Majoras:

Morgan Stanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of April 23, 2014, the NorthStar Funded Pension Plan held 204 shares of Procter & Gamble common stock valued at $16,393.44. Morgan Stanley has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since April 23, 2013 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

April 23, 2014

Deborah P. Majoras
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Ms. Majoras:

Considering the Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Procter & Gamble Company common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors report to shareholders regarding congruency between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Procter & Gamble to report to shareholders regarding congruency between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Alignment between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder scrutiny;

Proponents believe Procter & Gamble (P&G) should establish policies that minimize risk to the firm's reputation and brand;

P&G's company Political Involvement policy states that, "[s]upport of candidates is guided by our Purpose, Values and Principles," however research by the Proponent uncovered political contributions that may undermine P&G's Purpose, Values, and Principles;

In the recent 2013-2014 election cycle, a surprising 50% of P&G GGF political contributions went to politicians working against P&G's interests;

P&G publicizes its company goals of "long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction," yet in 2013-2014, the Proponent found that out of contributions to candidates, the P&G Good Government Fund (P&G GGF) designated 39% of its contributions to those voting to deregulate greenhouse gasses and/or against the *American Clean Energy and Security Act of 2009*;

P&G has a firm nondiscrimination policy stating that "we do not discriminate against individuals on the basis of... sexual orientation, gender identity and expression," yet in 2013-2014, the Proponent found that P&G GGF designated almost 40% of its contributions to candidates voting *against* the repeal of Don't Ask/Don't Tell, *against* hate crimes legislation, and/or *for* the Marriage Protection Amendment which would eliminate equal marriage rights nationally;

Lack of accountability and governance puts the corporation and shareholder value at risk for litigation and boycott should it become publically known that the corporation violated its own values.

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that the management develop coherent criteria for *determining* congruency, such as identifying some legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.